Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-206500) and related Prospectus of Washington Prime Group, Inc. for the registration of common stock, preferred stock, warrants and depository shares, and Washington Prime Group, L.P. for the registration of debt securities, and to the incorporation by reference therein of our reports dated February 24, 2017, with respect to the consolidated and combined financial statements and schedule of Washington Prime Group, Inc. and Washington Prime Group, L.P., and the effectiveness of internal control over financial reporting of Washington Prime Group, Inc. and Washington Prime Group, L.P., included in their Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
July 31, 2017